UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Paul Malek

General Counsel

Stonehill Capital Management LLC

885 Third Avenue

30th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonehill Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 869,681
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 869,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 869,681
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.99%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Motulsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Varkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan Sacks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Sisitsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Thoyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP NO. 14889B102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,449,468
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,449,468
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.98%
14.	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D/A

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the SEC on May 23, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on June 29, 2016 (“Amendment No. 1”), by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on July 19, 2016 (“Amendment No. 2”) and by Amendment No. 3 to the Original Schedule 13D, filed with the SEC on August 17, 2016 (“Amendment No. 3,” and together with this Amendment No. 4, Amendment No. 1, Amendment No. 2, and the Original Schedule 13D, the “Schedule 13D”) with respect to the common shares, no par value per share (the “Shares”), of Catalyst Paper Corporation, a corporation formed under the laws of British Columbia, Canada (the “Issuer”). The Issuer’s principal executive offices are located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, Canada V7B 1C3. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. This Amendment No. 4 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 13, 2016, certain funds and entities managed or controlled by Stonehill Capital Management LLC (collectively, “Stonehill”) entered into two Support and Voting Agreements with the Issuer (the “Support Agreements”), pursuant to which Support Agreements, among other things, Stonehill agreed to support and vote its shares and other securities issued by the Issuer in favor of the Recapitalization Transaction (as defined below) and the Privatization Redemption (as defined below) contemplated by that certain Alternative Recapitalization Support Agreement (as previously amended by the First Amendment to the Alternative Recapitalization Support Agreement, dated November 18, 2016, and as may be further amended, supplemented, amended and restated or otherwise modified from time to time, the “Alternative Recapitalization Support Agreement”), dated as of October 30, 2016, entered into by and among the Issuer and certain funds managed by Oaktree Capital Management, L.P., Mudrick Capital Management, L.P. and Cyrus Capital Partners, L.P. (collectively, the “Supporting Parties”). The Alternative Recapitalization Support Agreement, among other things, sets forth certain terms with respect to (i) the proposed conversion of the Notes into (x) a new US$135 million secured term loan with a maturity of five years and carrying interest at a rate of 12% per annum, with such interest to be paid-in-kind during the first year of the loan with the possibility thereafter of partial payment-in-kind at the option of the Issuer or with the consent of the lenders, and (y) newly-issued common shares of the Issuer representing approximately 95% of the outstanding number thereof after giving effect to such conversion (the foregoing, the “Recapitalization Transaction”), and (ii) the proposed privatization of the Issuer, under which transaction existing common shares of the Issuer not held by the Supporting Parties would be exchanged for cash consideration in the amount of C$0.50 per share (the foregoing, the “Privatization Redemption”), subject to certain conditions, including the receipt of a discretionary exemption order from the relevant Canadian securities regulatory authorities to the effect that following completion of the Recapitalization Transaction and the Privatization Redemption, the Issuer would cease to be a reporting issuer under applicable Canadian securities laws.

If consummated, the Recapitalization Transaction and the Privatization Redemption would have one or more of the effects specified in clauses (a) through (j) of Item 4. The Recapitalization Transaction and the Privatization Redemption are subject to a number of material conditions and there can be no assurance that the execution of the Support Agreements will result in the consummation of such Recapitalization Transaction and/or the Privatization Redemption on the terms set forth in the Alternative Recapitalization Support Agreement or at all. The Support Agreements are attached hereto as Exhibits 6 and 7. The description of the Support Agreements contained in this response to Item 4 is qualified in its entirety by reference to the terms of such Support Agreements, which are incorporated herein by reference.

In addition, on December 14, 2016, Stonehill, Oaktree Capital Management, L.P., Mudrick Capital Management, L.P., as investment manager to certain of its clients, and Cyrus Capital Partners, L.P., as investment manager to certain of its managed funds, elected to terminate, with immediate effect, that certain Support Agreement, dated as of June 28, 2016, by and among Kejriwal Group International, an Indian corporation (“KGI”), and the other parties party thereto (as amended, supplemented, amended and restated and otherwise modified from time to time), which agreement memorialized the support of the parties thereto of the proposed acquisition of the Issuer by KGI.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

Due to the nature of the discussions described in Item 4, the Parties may be deemed to be part of a “group” (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) with each other. As a result, the Parties may collectively be deemed to beneficially own the Shares beneficially owned by each Party individually. The Reporting Persons hereby expressly disclaim beneficial ownership of any Shares beneficially owned by any of the other Parties or any other person, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 of the Exchange Act) with any of the other Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Parties, for any or all purposes, beneficially owns any Shares beneficially owned by any of the other Parties or any other person or is a member of a group with any of the other Parties or any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit 6: The Support and Voting Agreement, dated as of December 13, 2016, by and among Catalyst Paper Corporation and Stonehill Master Fund Ltd.

Exhibit 7: The Support and Voting Agreement, dated as of December 13, 2016, by and among Catalyst Paper Corporation and Stonehill Institutional Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2016

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul Malek
Paul Malek
General Counsel

STONEHILL INSTITUTIONAL PARTNERS, L.P.*

By:	/s/ Paul Malek
Paul Malek
General Counsel of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Christopher Wilson

THOMAS VARKEY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul Malek
Paul Malek
Attorney-in-Fact for Michael Stern

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes